Exhibit 99.5

[LETTERHEAD OF GOLDMAN, SACHS & CO.]

January 13, 2016

Board of Directors

Newell Rubbermaid Inc.

3 Glenlake Parkway

Atlanta, GA 30328

Re: Initially Filed Registration Statement on Form S-4 of Newell Rubbermaid Inc. relating to Common Stock, par value $1.00 per share, filed January 12, 2016 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our opinion letter, dated December 13, 2015 (“Opinion Letter”), with respect to the fairness from a financial point of view to Newell Rubbermaid Inc. (the “Company”) of the Consideration (as defined in the Opinion Letter) to be paid by the Company for each share of common stock, par value $0.01 per share, of Jarden Corporation (“Jarden”) pursuant to the Agreement and Plan of Merger, dated as of December 13, 2015 (the “Agreement”), by and among NCPF Acquisition Corp. I, NCPF Acquisition Corp. II, each a wholly owned subsidiary of the Company, the Company and Jarden.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein. We understand that the Company has determined to include our opinion in the Registration Statement. In that regard, we hereby consent to the reference to our Opinion Letter under the captions “Summary—Opinions of Newell Rubbermaid’s Financial Advisors”, “Risk Factors—Risk Factors Relating to the Merger Transactions”, “Newell Rubbermaid Proposal I: Approval of the Share Issuance and Jarden Proposal I: Adoption of the Merger Agreement—Opinions of Newell Rubbermaid’s Financial Advisors”, “Newell Rubbermaid Proposal I: Approval of the Share Issuance and Jarden Proposal I: Adoption of the Merger Agreement—Background of the Merger Transactions”, “Newell Rubbermaid Proposal I: Approval of the Share Issuance and Jarden Proposal I: Adoption of the Merger Agreement—Newell Rubbermaid’s Reasons for the Merger Transactions; Recommendation of the Newell Rubbermaid Board of Directors” and “Newell Rubbermaid Proposal I: Approval of the Share Issuance and Jarden Proposal I: Adoption of the Merger Agreement—Newell Rubbermaid Unaudited Prospective Financial Information”, and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the Registration Statement. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)